Exhibit 3.1

CERTIFICATE ELIMINATING ALL MATTERS RELATING TO THE

JUNIOR PARTICIPATING PREFERRED STOCK, SERIES B

FROM THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

of

APTARGROUP, INC.

(Pursuant to Section 151 of the

General Corporation Law of the State of Delaware)

APTARGROUP, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that, pursuant to authority conferred upon its Board of Directors by its amended and restated certificate of incorporation and by the provisions of Section 151 of the General Corporation Law of the State of Delaware, the following resolutions were adopted by its Board of Directors at a meeting duly called and held on April 11, 2013:

RESOLVED, that, none of the authorized shares of the Junior Participating Preferred Stock, Series B of the Corporation (the “Series B Preferred Stock”) are outstanding and none will be issued subject to the Certificate of Designations filed on April 7, 2003 with respect to such Series B Preferred Stock of the Corporation.

RESOLVED FURTHER, that the officers of the Corporation be and hereby severally are authorized and directed to prepare, execute in the name and on behalf of the Corporation and file with the Secretary of State of the State of Delaware, a certificate of elimination of the Series B Preferred Stock for the purpose of eliminating from the certificate of incorporation of the Corporation all matters set forth in the Certificate of Designations with respect to the Series B Preferred Stock.

The effective date of this certificate shall be April 17, 2013.

IN WITNESS WHEREOF, AptarGroup, Inc. has caused this Certificate of Elimination to be executed by its duly authorized officer this 17th day of April, 2013.

APTARGROUP, INC.

By:	/s/ Robert W. Kuhn
	Name:	Robert W. Kuhn
	Title:	Executive Vice President,
Chief Financial Officer and Secretary